UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Churchill Stateside Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use aP.O. box no.)

6250 Shiloh Road Suite 235

(No. and Street)

Alpharetta	**Georgia**	**30005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Carr	**760-822-6944**	**dcarr@cssecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

6/25/2009		**1952**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Michalak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Churchill Stateside Securities, LLC _____, as of 3/9 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KIMBERLY B SMITH
Notary Public, Georgia
Fulton County
My Commission Expires
May 09, 2026

_____
Notary Public

Signature: _William J. Michalak_

Title: _CCO_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Stateside Securities LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Churchill Stateside Securities LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted i n the United States of America.

Basis for Opinion

These financial statements are the responsibility of Churchill Stateside Securities LLC 's management. Our responsibility is to express an opinion on Churchill Stateside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 10, 2023

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	1,657,609
Related Party Receivable		1,295,024
Prepaid Expenses		15,041
		2,967,674
Right of Use Asset - Operating Lease		110,352
TOTAL ASSETS	$	3,078,026

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	14,067
Payroll Payable		16,859
Accrued Commission		655,000
Lease Liability - Operating Lease		111,991
Total Liabilities		797,917
MEMBERS' EQUITY		2,280,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,078,026

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Brokerage Fees	$	63,673
Commissions		1,562,586
Dealer Fees		1,562,586
Miscellaneous Income		851
Total Revenue		3,189,696
OPERATING EXPENSES		
Compensation and Benefits		2,744,980
Consulting		261,297
Rent		39,112
Travel, Meals and Entertainment		12,005
Professional Fees		120,330
Licenses and Fees		47,424
Computer and Technology		39,969
Insurance		13,773
Other Operating Expenses		36,684
Total Expenses		3,315,574
NET LOSS	$	(125,878)

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBERS' EQUITY, JANUARY 1	$	2,405,987
Net Loss		(125,878)
Member Distributions		-
MEMBERS' EQUITY, DECEMBER 31	$	2,280,109

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES		
Net Loss	$	(125,878)
Adjustments to Reconcile Net Loss to Net Cash		
Used by Operating Activities:		
Decrease in Related Party Receivable		735,967
Increase in Prepaid Expenses		(2,627)
Increase in Right of Use Asset		(110,352)
Increase in Accounts Payable		13,791
Decrease in Payroll Payable		(281,512)
Increase in Lease Liability - Operating Lease		111,991
Net cash provided by operating activities		341,380
NET INCREASE IN CASH		341,380
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		1,316,229
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,657,609

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

The Company received approval as a Municipal Advisor from the SEC on October 30 2018.

The Company primarily engages in the private placement of syndicated tax credits to accredited investors. Additionally, the Company underwrites Tax-Exempt Bond issues. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC"). CSG owns Churchill Mortgage Investment LLC ("CMI"). CMI is the mortgage lender on some transactions where the Company is the Bond Underwriter or Municipal Advisor.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes
The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

6

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2022:
The average discount rate is the assumed marginal borrowing rate of 6% and the weighted average remaining lease term for operating leases is 49 months.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that falls within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer. Services within the scope of ASU 606 include:
    a: Investment Brokerage
    b: Underwriting Income

7

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2022.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

All of the Company's private placement of investments to accredited investors are of syndicated credits that are 100% generated by CSG. All of the Company's bond underwriting has been on transactions where CMI has been the lender and CMI holds the primary relationship with the sponsor. Therefore, all of the Company's revenues are on transactions where CSG or CMI have generated an underlying transaction.

New Accounting Standards

The Company is monitoring and evaluating new accounting standards and will implement all applicable standards as required.

2.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $970,506 which was $870,506 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 70.68%.

3. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with CSG, a related party, for operating expenses and management services. All of the Company's revenues for the year ended December 31, 2022 were earned from the sale of financial products developed by CSG.

The amount paid to CSG for management services is $120,330 for 2022, this is recorded in professional fees on the statement of operations.

The Company was allocated $31,242 for operating expense costs by CSG in 2022, these expenses are recorded in their respective categories on the Statement of Operations.

The Company had financing transactions with CSG, reducing the amount due to the Company by $735,968 with cash repayments and amounts charged to the Company under the Expense Sharing Agreement and for direct payments to vendors on the Company's behalf in 2022. CSG owes the Company $1,295,024 as of December 31, 2022.

4. **COMMITMENTS AND CONTINGENCIES AND LEASES**

The Company entered into a 5 year lease that commenced on February 1. 2022. Rent escalates by 3% each year, on the anniversary date.

Total Undiscounted lease payments:

2023	$29,673	
2024	30,556	
2025	31,483	
2026	32,426	
2027	2,709	$126,846
Less Right of Use Discount		(14,855)
Total Lease Liability – Operating Lease		$111,991

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2022, except lease commitments

5. **RELATED PARTY RECEIVABLE**

The Company evaluated the Related Party Receivable and has determined no valuation allowance is necessary. There are no formal payment terms however the Company will pay the Receivable as cash flow allows at no interest.

6. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through March 10, 2023, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022**

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,280,109
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Related Party Receivables	(1,295,024)
Prepaid expenses	(15,041)
NET CAPITAL	$ 970,044
AGGREGATE INDEBTEDNESS	
Accounts payable	14,067
Payroll payable	671,859
Lease Liability - Operating Lease	111,991
Total aggregate indebtedness	$ 797,917
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required 6 2/3 % of Aggregate Indebtedness or $100,000	$ 100,000
Excess net capital	870,044
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	850,044
Percentage of aggregate indebtedness to net capital	82.26%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited amended form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements for the year ending December 31, 2022 , included in the accompanying Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 10, 2023

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Churchill
Stateside
Securities

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2022

Churchill Stateside Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i) and 17 C.F.R §240.15c3-3: (k)(2)(ii), and:

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) and 17 C.F.R §240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2022 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: William J. Mu chelch

Title: CEO,CCO

Date: 3/6/2023

6250 Shiloh Road, Suite 235 | Alpharetta, GA 30005 | Phone 401.250.4190 | Fax 404.591.1441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Churchill Stateside Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Churchill Stateside Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Folm SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Churchill Stateside Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 10, 2023

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Churchill Stateside Securities, LLC
6250 Shiloh Rd, Suite 235
Alpharetta, GA 30005

SEC#8-68652 CRD# 154603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Carr 760-822-6944

2. A.	General Assessment (item 2e from page 2)	$ 4,785
B.	Less payment made with SIPC-6 filed (exclude interest)	(1,506)
	_______ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,279
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,279

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ ________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Churchill Stateside Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 20 day of JANUARY, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/22
and ending 12/31/22

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,189,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,189,696
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,189,696
2e. General Assessment @ .0015	$ 4,785
	(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a.* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments.* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions.* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions.* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC

SIPC Examining Authorities

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca Inc
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

Churchill Stateside Securities Inc.
PAJEs
As of December 31, 2022

PAJE No.	Audit Adjustments Account	Debit	Credit	Ref #	Posted	Effect on P&L Income/(Expense)
	Other Accrued Expense	3,072.00				
	Other Compendation		3,072.00			(3,072.00)
	To adjust difference in amount booked and prestige payroll reports					
		3,072.00	3,072.00			(3,072.00)

The client decided not to make the above PAJEs as they were under TM and we concurred.